UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer 212 Vacarro Drive Cresskill, NJ 07626 (201) 750-0415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 543,637
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 543,637
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,939
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 467,939
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed May 25, 2012 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons. The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096. This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of common stock of the Issuer (the “Shares”) beneficially owned by the Reporting Persons. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 543,637 shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $1,939,909.00.

Miller may be deemed to beneficially own 467,939 Shares through the following various entities:

Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $852,790.00.

Miller is the managing member of Milfam LLC. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with funds contributed to Milfam II by its partners or funds generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $806,820.00.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and/or certain cost basis adjustments.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As set forth in Exhibit 99.1 to the Statement, on May 24, 2012, the Reporting Persons formed a “group” (the “Group”) for the purposes of (i) delivering a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) asking the Board to convene a meeting between the Board and the members of the Group to discuss the means by which the Issuer may be able to maximize value for all of the Issuer’s shareholders, (ii) if the Issuer failed to respond to the Group’s satisfaction, taking certain steps as the Group deemed necessary and appropriate, (iii) engaging in discussions with the Board and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.

On June 20, 2012, the Reporting Persons sent a letter (the “June 20 Letter”) to the Board requesting a meeting to discuss the appointment of shareholder representatives to the Board. A copy of the June 20 Letter is attached as Exhibit 99.2 to this Amendment No. 1.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 543,637 Shares of the Issuer, comprising approximately 6.3% of the outstanding shares of Common Stock, based on 8,653,626 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012.

Miller may be deemed to beneficially own 467,939 Shares, which is equal to approximately 5.4% of the outstanding shares of Common Stock, based on 8,653,626 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012. As of the date hereof, 242,280 of the Shares beneficially owned by Miller are owned of record by Trust A-4, and 225,659 of the Shares beneficially owned by Miller are owned of record by Milfam II.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that such Reporting Person does not directly own.

(b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the Shares owned by Trust A-4 and Milfam II as reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons since the filing of the Statement.

Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
June 13, 2012	50,000	$3.75

Lloyd I. Miller, III - Milfam II

Date of Transaction	Number of Shares Purchased	Price Per Share
June 13, 2012	50,000	$3.75

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter, dated May 24, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer (incorporated by reference from the Statement)

99.2	Letter, dated June 20, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 20, 2012

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III